BECKMAN, LIEBERMAN & BARANDES, LLP
                             100 Jericho Quadrangle
                                   Suite 329
                            Jericho, New York 11753

                            Telpehone (516) 433-1200
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                                           December 8, 2005



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention:      Barbara C. Jacobs, Assistant Director
                Maryse Mills-Apenteng, Division of Corporate Finance
                Marc Shuman, Division of Corporate Finance

Re:     Direct Insite Corp.
        Registration Statement on Form SB-2
        Filed: September 1, 2005
        File No. 333-128039

        Form 10-KSB for the year ended December 31, 2004
        Form 10-QSB for the periods ended March 31 and June 30, 2005 File No. 0-20660

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated September 19, 2005 with respect to the above-referenced documents filed by Direct Insite Corp. (the "Company" or "Direct Insite"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of the Company's responses parallel the numbers in your September 19, 2005 comment letter. We have reflected all responses in Amendment No. 1 to the Company's Form SB-2, except for those related to the Company's MD&A which have been reflected in the Company's Form 10-QSB for the nine months ended September 30, 2005 filed on November 15, 2005. We do not believe amendments to previously filed '34 Act documents are necessary due to the changes the Company will incorporate in its future Form 10- QSB's and, in our opinion, as there are no material changes to either the substantive or financial information in previously filed reports.

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Securities and Exchange Commission
December 8, 2005
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Form SB-2
---------

General
-------

     1. The Company has informed us that the inclusion of the interest shares in the registration statement was made at the request of Sigma and MetVP. They had informed the Company that each desired to receive its interest payments in the form of shares of the Company's common stock. The Company believes that the offer and sale of the interest shares was complete when it filed the registration statement because:

     (i) each of Sigma and MetVP had already expressed its desire to receive any interest which may become due and payable in the form of shares of common stock in lieu of cash;

     (ii) the Company approves of the issuance of shares of common stock in lieu of cash;

     (iii) pursuant to the terms of the Senior Subordinated Secured Note, the Company retains the right to approve or disapprove the election by Sigma and MetVP to receive shares in lieu of cash which takes the election out of their control, and in the event the Company does not make an interest payment in cash by the interest payment date, such interest is to be paid in shares of common stock;

     (iv) the issuance of shares in payment of interest is part of the same transaction for which the registration statement was originally filed and to the same institutional accredited investors; and

     (v)  the inclusion of the shares in the  registration  statement is not for
          capital  raising  purposes,   but  merely  to  fulfill  the  Company's
          obligations in connection with the completed transaction.

     Additionally, the Company believes that including the number of shares potentially issuable is meaningful to an investor as it clearly shows the number of shares which may be available for future sale and the impact of the issuance of such shares to potential investors.

Selling Securityholders

     2. The section on Selling  Securityholders  has been revised to include the
(i) information required by Item 507 of Regulation S-B, (ii) a detailed introductory description of the transactions by which each Selling Securityholder acquired their securities, and (iii) a materially complete description of the securities. Additionally, we have included a materially complete description of any material relationship between the Company and the Selling Securityholders. See page 8.

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Securities and Exchange Commission
December 8, 2005
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     3. We have revised the disclosure to identify the natural person or persons who exercise voting or investment control with respect to the shares held of record by each of three selling securityholders, none of which is an entity which filed periodic reports pursuant to Section 13 or 15(d) of the Exchange Act. See page 9.

Plan of Distribution

     4. We confirm that Direct Insite is aware of Corporation Finance Telephone Interp. A.65 (July 1997) regarding short sales.

Exhibits

     5. We have revised the Exhibit List to include the agreement governing the July 12, 2005 purchase warrants issued to Tall Oaks Group L.L.C. and are filing same with Amendment No. 1.

     6. We have incorporated by reference to the Company's Current Report on Form 8-K filed March 31, 2005 the forms of Senior Subordinated Secured Note and Common Stock Purchase Warrant issued in the March 29, 2005 transaction.

Signatures

     7. Michael J. Beecher has been identified in his capacity as Principal Accounting Officer on the signature page.

Form 10-KSB for the Fiscal Year Ended December 31, 2004 Item 6. Management's Discussion and Analysis or Plan of Operation Critical Accounting Policies

     8. Note 2 of the Notes to Consolidated Financial Statements, Significant Accounting Policies, contains disclosure regarding the Company's policy and use of estimates. As disclosed in the footnote, disclosures that are particularly sensitive to estimation include management's liquidity plans as set forth in
Note 13. In future filings the Company will include in the MD&A section a specific discussion of its Critical Accounting Policies and its estimates and assumptions.

Item 8A.  Controls and Procedures

     9. In all future filings the Company will omit the language "as is typical of small companies." Additionally, the Company advises the Commission that

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Securities and Exchange Commission
December 8, 2005
Page -4-


currently, it's disclosure controls and procedures are designed to insure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission in its rules and forms.

     10. Regarding the Company's disclosure controls and procedures, the Company believes its disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed and summarized sufficiently to communicate to management items that require disclosure and would, therefore, be reported within the time periods specified in the Commission's rules and forms, however, as was disclosed in the Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Form 10-KSB"), these controls and procedures were not effective with respect to timeliness with respect to the Form 10-KSB. The Company's evaluation of the disclosure controls and procedures was for the 90 day period prior to the filing of the report and for the period as of the date of the report. In future filings, the Company will include the language required by Item 307 of Regulation S-B.

     11. The Company confirms that during the Company's fourth fiscal quarter of the year ended December 31, 2004, there were no changes in the internal controls over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

     12. The reportable condition and material weakness disclosed in Item 8A, under Internal Controls and Financial Reporting refers to the limited personnel resources in the Company's accounting and finance department. As a result of the limited staff, the financial closing of accounts and books took longer than anticipated due to other demands on these resources. The Company had only its Chief Financial Officer and a part-time accountant to perform the closing process and complete its financial reports. Also due to the limited staff there is limited separation of duties requiring the Chief Financial Officer to be principally responsible for accounting and financial reporting and thus limits the ability to have alternate review and approval processes.

     As resources permit, the Company intends to add to its accounting staff thus permitting more segregation of duties and appropriate review and approval procedures. In the interim the Company has expanded the use of the part-time accountant (not to be confused with the Company's independent auditors) to assist with the financial closing process, to review transactions and supplement the accounting staff to insure timely financial closings.

     13. The Company has informed us that the disclosure indicating that "the Board of Directors has had confidence that there have been no irregularities in

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Securities and Exchange Commission
December 8, 2005
Page -5-


the Company's financial reporting or in the protection of its assets" is meant to indicate that the Board, based on discussions with the Company's independent auditors and its Chief Financial Officer and Chief Executive Officer, were able to conclude that there were no irregularities.

     Included in the Internal Controls and Financial Reporting section, the Company separately states management's responsibility to establish and maintain adequate internal controls over financial reporting and further discloses that the Company's independent auditors reported to the Board certain matters that they deemed were material weaknesses in internal controls. With this separate disclosure the Company believes that readers will not confuse these disclosures with those required by Item 308(a) of Regulation S-B.

     14. The mitigating procedures performed by management included (i) additional time incurred by the Company's Chief Financial Officer in reviewing the accounting records and financial statements specifically regarding revenue recognition policies and procedures , (ii) engaging a consultant to assist with the financial closing and financial statement preparation with the Chief Financial Officer spending additional time reviewing the closing procedures and the work performed by the consultant, and (iii) thorough discussion with the Company's independent auditors regarding such policies and disclosures in the Company's financial statements and notes thereto.

     The Company's auditors considered the reportable condition and, in planning and executing their audit plan they placed very little or no reliance on Direct Insite's internal controls. Marcum & Kleigman LLP ("M&K") planned and performed sufficient substantive audit procedures to obtain reasonable assurance to determine whether the financial statements are free of material misstatements. The substantive procedures performed by M&K were deemed sufficient to overcome the material weaknesses related to the Company's financial closing process, limited segregation of duties and the absence of appropriate reviews and approvals of transactions and accounting entries.

     Financial Statements
     Consolidated Statement of Operations, page F-4

     15. The Company has informed us that Management has considered separately reporting cost of revenue and gross profit during the past few years and determined that the presentation was not meaningful for the following reasons:

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Securities and Exchange Commission
December 8, 2005
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     a.   Leading up to and including the calendar year ended  December 31, 2004 the Company has focused on developing and modifying their invoice presentment technology. This development work has been undertaken Company wide in an effort to meet the needs of the Company's
          significant   customer,   IBM.  As  the  Company  focused  on  product
          development, tracking costs on a specific project by project was not deemed a priority unless the development was associated with a long term agreement where percentage of completion calculations would be required.

     b. The Company has incurred net losses during the past few years as a result of investing a significant amount of time and money into research and development related to expanding and improving its produced offering. Part of this research and development initiative has been incurred working directly with the Company's significant customers in an attempt to meet customer needs. As a result of this significant, ongoing development project, management has not focused on the Company's gross margin level and does not utilize gross margin levels in the decision making process. Management is tightly focused on product development and reducing the Company's losses. Therefore, presentation of cost of goods sold and gross profit has not been deemed significant.

     c.   Management  has  noted  several  other  publicly   traded   technology
          companies which do not present cost of services and gross margin including but not limited to Datawatch Corporation and Cray, Inc.

     In summary, management does not currently require or utilize gross margin information in its decision making process. As a result, capturing and reporting expenses required to properly present gross margin has not been a priority. Management believes that gross margin levels are not currently meaningful to readers of the financial statement as the focus has been and will continue to be improving the Company's bottom line. Once the Company becomes profitable and the Company's produced offering becomes more stable, presentation and analysis of the Company's gross margin may become meaningful to management and the financial statement users.


Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-9

     16. SOP 97-2, paragraph 7, indicates that if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification or customization, the entire arrangement should be accounted for in conformity with ARB 45, Long- term Construction Type Contracts and the guidance of included in SOP 81-1, accounting for Performance of Construction Type and Certain Production Type Contracts. The Company's principal product is an on-line invoice presentment and payment system
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Securities and Exchange Commission
December 8, 2005
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offered as an Application  Service Provider which is a service offering excluded under SOP 97-2. As described in response to comment 17 below the Company does customize this service offering under separate contract and thereby accounts for these separate contracts using the guidance in SOP 81-1 as provided in SOP 97-2.

     17. The Company has informed us that Custom Engineering Services involves customizing the Company's software to specific requirements of each of its customers. This service is provided under separate contracts or agreements with customers for each customization project and is separate and distinct from its ongoing Application Service Provider Services. The customization projects are usually of relatively short duration, have specific deliverables and are separately priced on a project by project basis. Since the revenue can be matched to specific deliverables as defined in the contracts the Company believes that contract accounting is the appropriate accounting principal used in accounting for these projects. These projects are not "service arrangements" as defined in SOP 81-1.

Note 4 - Accounts Receivable and Short-Term Revolving Loans

     18. The material terms of the agreement with DIRI Rec Fund LLC (the "Rec Fund" is as follows):

The Company may receive loans from the Rec Fund upon pledging certain accounts receivable to the Rec Fund.

The Company pays interest to the Rec Fund at the rate of 1% per month on the maximum amount available to the Company for such loans. In addition the Company pays the Rec Fund the administrative costs of the Rec Fund, principally the costs of the third party administrator (Trustee) of the Rec Fund.

The Company accounts for the costs as incurred.

The Company has no obligation to pay any losses that may be incurred by the Rec Fund.

The Company, which reviewed and discussed this issue with its independent auditors, considered whether or not the DIRI Rec Fund qualified as a Variable Interest Entity and required consolidation under FIN-46. The Company considered the qualifying criteria defined in FIN 46 Par. 5. The evaluation considered was as follows:

     -    The DIRI Rec Fund has been fully funded by equity investments.
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Securities and Exchange Commission
December 8, 2005
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     -    The total equity at risk is sufficient to permit the entity to finance
          its  activities  without  subordinated   financial  support  from  any
          parties.

     - The equity investors of the fund have full control of the entity including the ability to make decisions and the obligation to absorb any losses.

     - The equity investors have appropriate voting rights based upon their respective investments.

     The Company has concluded that the DIRI Rec Fund does not qualify for consolidation treatment under FIN-46.

     Please call me at (516) 433-1200 if you have any questions you wish to discuss with us concerning this letter or any of the enclosed materials.

                                        Very truly yours,

                                        /s/ David H. Lieberman
                                        David H. Lieberman

cc:  James A. Cannavino, Chairman
     and Chief Executive Officer
     Direct Insite Corp.